FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number: 001-33768

CNINSURE INC.

19/F, Yinhai Building

No. 299 Yanjiang Zhong Road

Guangzhou, Guangdong 510110

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

CNINSURE INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNinsure Inc.

By:	/s/ Yinan Hu
Name:	Yinan Hu
Title:	Chief Executive Officer

Date: September 19, 2008

Exhibit 99.1

CNinsure Signed Agreement to Acquire 55% of A Life Insurance Intermediary Company for RMB220 Million

GUANGZHOU, September 18 — CNinsure Inc. (Nasdaq: CISG), a leading independent insurance intermediary company operating in China, today announced that it has signed a definitive agreement to acquire 55% equity interests in Beijing Fanhua Datong Investment Management Co., Ltd. (“Datong”), an insurance intermediary company operating nationally and headquartered in Beijing, for a total consideration of RMB220 million. CNinsure expects to close the transaction in the fourth quarter of 2008, subject to certain consents, authorizations and other customary closing conditions.

Pursuant to the agreement, the existing shareholders of Datong undertake that Datong will contribute certain amount of net profits to CNinsure in 2009 and 2010. If Datong fails to achieve the net profit contribution targets, these shareholders will transfer part of their equity interests in Datong to CNinsure at nominal value.

In addition, the existing shareholders also undertake to establish 90 sales teams with 3300 productive sales agents and achieve certain premium targets before 2011. Datong’s existing shareholders will receive the total consideration in 10 installments while the consideration is subject to adjustment if Datong fails to achieve the aforementioned targets relating to sales teams, sales agents and premiums..

Datong, which specializes in life insurance distribution, was founded by a team of professionals led by its chairman and general manager, Mr. Keping Lin, who was formerly a vice president of New China Life Insurance Company Limited (“New China Life”), China’s fifth largest life insurer. Mr. Lin managed sales and business development of New China Life’s branches nationwide from 2004 until 2008, when he left New China Life to set up Datong. From 2001 to 2004, he held various management positions at New China Life, including assistant president and general manager of the Beijing branch and Guangdong branch. Prior to joining New China Life, he worked at Ping An Life Insurance Company of China from 1997 to 2001, first serving as general manger of the Changsha branch and later general manager of the personal life insurance division. Previously, he was mayor of Yongzhou, Hunan Province in southern China. The other key members of Datong’s management team also held management positions at New China Life before joining Datong. They collectively have extensive insurance industry experience encompassing corporate insurance business, distribution channel management, subsidiary management, sales management and financial management.

Commenting on this acquisition, CNinsure’s Chairman and Chief Executive Officer, Yinan Hu, stated, “The acquisition of Datong will expedite the expansion of our life insurance distribution network and contribute significantly to the achievement of our life insurance revenue targets. What has attracted us most is Datong’s management team, particularly their extensive experience in life insurance distribution and their broad business relationships in the life insurance sector.”

“We hope that the joining of Mr. Lin and his team will encourage more talented professionals to venture into the insurance intermediary sector. We believe that CNinsure, as a leading insurance intermediary company, stands to continuously benefit from this trend,” he added.

About CNinsure Inc.

CNinsure is a leading independent insurance agency and brokerage company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in Chinese insurance industry, and its ability to compete effectively against its competitors. All information provided in this press release is as of September 18, 2008, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:
Phoebe Meng
Investor Relations Officer
Tel: +86-20-61222777
Email: mengyf@cninsure.net

Oasis Qiu
Investor Relations
Tel: +86-20-61222777-850
Email: qiusr@cninsure.net